UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Landec Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
514766 10 4
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	514766 10 4

1	NAMES OF REPORTING PERSONS: NICHOLAS J. TOMPKINS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. CITIZEN

	5	SOLE VOTING POWER:

NUMBER OF		1,434,743*(see item 4)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,434,743*(see item 4)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,434,743*(see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

APPROXIMATELY 5.7%(see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

* Based upon ownership of 1,159,743 shares of Common Stock and the right to exercise at any time options to purchase 275,000 shares of Common Stock.

Item 1(a).	Name of Issuer:
Landec Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3603 Haven Avenue, Menlo Park, CA 94025

Item 2(a).	Name of Person Filing:
Nicholas J. Tompkins

Item 2(b).	Address of Principal Business Office or, if none, Residence:
4575 West Main Street, Guadalupe, CA 93434

Item 2(c).	Citizenship:
U.S. Citizen

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
514766104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:
1,434,743 shares, of which 150 shares are held by each of his four children
(b)	Percent of Class:
Approximately 5.7%
The foregoing percentage calculation assumes 25,141,403 shares of Common Stock outstanding, consisting of (i) 24,866,403 shares of Common Stock outstanding as of December 20, 2005, as reported by the Issuer in its quarterly report on Form 10-Q for the fiscal quarter ended November 28, 2005 and (ii) options to purchase 275,000 shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 1,434,743

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 1,434,743

(iv)	Shared power to dispose or to direct the disposition of 0
Item 5. Ownership of Five Percent or Less of a Class.
     Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not Applicable
Item 8. Identification and Classification of Members of the Group.
     Not Applicable
Item 9. Notice of Dissolution of Group.
     Not Applicable
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

/s/ Nicholas J. Tompkins
NICHOLAS J. TOMPKINS
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).